Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of January 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 3, 2007

List of materials

Documents attached hereto:


i) Press release announcing Kodak and Sony Have Entered Into a Broad Cross License Agreement and Settled Their Ongoing Patent Litigations



  Kodak and Sony Have Entered Into a Broad Cross License Agreement and Settled
                        Their Ongoing Patent Litigations


Sony Corporation ("Sony") today announced that Sony and Eastman Kodak Company ("Kodak") have entered into a cross license agreement under which Sony and Kodak will each have broad access to the other's patent portfolio. Specific terms of the agreement were not disclosed.

Sony and Kodak have also entered into a settlement agreement resolving certain outstanding patent litigations.

This license and settlement will have no material impact on Sony's consolidated earnings forecast announced on October 19, 2006.



Sony Corporation, headquartered in Tokyo, is a leading manufacturer of audio, video, communications, and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment, and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment Inc., Sony Computer Entertainment America Inc., and a 50% interest in Sony BMG Music Entertainment, one of the largest recorded music companies in the world. Sony recorded consolidated annual sales of approximately $64 billion for the fiscal year ended March 31, 2006, and it employs 158,500 people worldwide. For more information visit www.sony.com

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